Cybin to Participate in the 2025 Psychedelic Science Conference

- Cybin CEO Doug Drysdale to participate in a panel discussion titled “The Home Stretch: Pivotal Trials and Preparing for Launch” on June 19, 2025 -

TORONTO, CANADA – June 11, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will be speaking at the Psychedelic Science 2025 Conference taking place June 16-20, 2025 in Denver, Colorado. The details are as follows:

Panel Title: The Home Stretch: Pivotal Trials and Preparing for Launch
Date and Time: Thursday, June 19, 2025 at 9:30 a.m. MDT (11:30 a.m. EDT)

“This annual gathering of global experts is a unique opportunity to share perspectives and engage with others on the forefront of achieving the potential of psychedelic therapeutics,” said Doug Drysdale, Chief Executive Officer of Cybin. “Cybin is fully committed to advancing our ongoing clinical work and delivering innovative alternatives to the current standard of care to address the large unmet medical need in treating mental health disorders. Recognition of this potential within medical circles has never been greater, and I am pleased to be part of the panel that is focused on these crucial next steps along the regulatory pathway.”

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com